Exhibit 99.3

SEABRIDGE GOLD INC.

AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

SEABRIDGE GOLD INC.

Management’s Report
The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the Annual Report, Annual Information Form and Annual Report on Form 40-F. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The consolidated financial statements of the Company have been approved by the Board of Directors.

Rudi P. Fronk President & CEO March 31, 2011	Roderick Chisholm Chief Financial Officer March 31, 2011

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax	(416) 777-8500 (416) 777-8818 www.kpmg.ca

Independent Auditors’ Report

To the Shareholders and Board of Directors of Seabridge Gold Inc.:

We have audited the accompanying consolidated financial statements of Seabridge Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of The Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Seabridge Gold Inc. as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 31, 2011

Consolidated Balance Sheets December 31, 2010 and 2009 (in Canadian dollars)

	2010	2009
ASSETS
Current Assets
Cash and cash equivalents (Note 3)	$1,044,369	$285,280
Short-term deposits (Note 3)	29,711,963	9,002,158
Amounts receivable and prepaid expenses	3,130,442	465,579
Marketable securities	1,929,266	797,368
	35,816,040	10,550,385

Long-term Guaranteed Investment (Note 3)	11,000,000	-
Convertible Debenture (Note 4(d))	1,077,611	-
Mineral Interests (Note 4)	128,640,630	91,214,373
Reclamation Deposits (Note 5)	1,550,552	1,551,915
Property and Equipment	47,621	84,597
	$178,132,454	$103,401,270
LIABILITIES
Current liabilities
Accounts payable and accruals	$3,725,301	$1,375,746
Income taxes payable (Note 9 and 4(i))	43,712	34,000
	3,769,013	1,409,746

Income taxes payable (Note 9)	78,218	137,000
Provision for Reclamation Liabilities (Note 5)	1,343,069	2,256,293
	5,190,300	3,803,039

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)	184,984,184	114,027,129
Stock Options (Note 6)	5,027,828	7,012,025
Contributed Surplus	283,455	126,015

Deficit	(18,200,051)	(21,739,778)
Accumulated Other Comprehensive Income	846,738	172,840
	172,942,154	99,598,231
	$178,132,454	$103,401,270
COMMITMENTS (Note 10)
SUBSEQUENT EVENTS (Notes 4(e)and (f) and 11)

See accompanying notes to consolidated financial statements

On Behalf of the Board of Directors

Rudi P. Fronk Director	James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2010, 2009 and 2008 (in Canadian dollars)

	2010	2009	2008

Expenditures
Corporate and general expenses	$(5,975,360)	$(5,049,583)	$(5,594,818)
Gain on sale of Noche Buena project (Note 4 (i))	10,179,708	-	19,891,071
Interest income	439,701	477,813	621,099
Unrealized gain on convertible debenture (Note 4(d))	486,500	-	-
Gain on sale of marketable securities	-	163,625	-
Write-down of marketable securities	-	(81,830)	-
Foreign exchange gains (losses)	1,160,090	(17,594)	378,325

Income (Loss) Before Income Taxes	6,290,639	(4,507,569)	15,295,677
Income tax expense (Note 9)	(2,750,912)	(171,000)	(5,005,989)

Net Profit (Loss) for Year	3,539,727	(4,678,569)	10,289,688
Deficit, Beginning of Year	(21,739,778)	(17,061,209)	(27,350,89)

Deficit, End of Year	$(18,200,051)	$(21,739,778)	$(17,061,209)

Profit (Loss) per Share – basic	$0.09	$(0.12)	$0.28
Profit (Loss) per Share – diluted (Note 2(j))	$0.09	$(0.12)	$0.27
Weighted Average Number of Shares Outstanding - Basic	40,130,184	37,485,977	37,327,201
Weighted Average Number of Shares Outstanding - Diluted	41,083,647	37,485,977	37,867,620

Consolidated Statements of Comprehensive Income For the Years Ended December 31, 2010, 2009 and 2008 (in Canadian dollars)

	2010	2009	2008
Net Profit (Loss) for Year	$3,539,727	$(4,678,569)	$10,289,688
Other Comprehensive Income (Loss)
Reclassification of losses in net profit for year	-	106,130	-
Unrecognized gains (losses) on financial assets - net of income taxes of $303,000 (2009 and 2008 – nil)	673,898	172,003	(164,112)
Comprehensive Income (Loss)	$4,213,625	$(4,400,436)	$10,125,576

Consolidated Statements of Accumulated Other Comprehensive Income For the Years Ended December 31, 2010, 2009 and 2008 (in Canadian dollars)

	2010	2009	2008
Balance, Beginning of Year	$172,840	$(105,293)	$58,819
Other Comprehensive Income (Loss) – net of income taxes of $303,000 (2009 and 2008 – nil)	673,898	278,133	(164,112)
Balance, End of Year	$846,738	$172,840	$(105,293)

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2010, 2009 and 2008 (in Canadian dollars)

	2010	2009	2008

Cash Used for Operations
Net profit (loss) for year	$3,539,727	$(4,678,569)	$10,289,688

Items not involving cash
Gain on sale of Noche Buena project (Note 4(i))	(10,179,708)	-	(19,891,071)
Gain on sale of marketable securities	-	(163,625)	-
Unrealized gain on convertible debenture (Note4(d))	(486,500)	-	-
Write-down of marketable securities	-	81,830	-
Stock option compensation	452,829	1,481,466	1,852,004
Unrealized foreign exchange gains	-	-	(266,524)
Accretion of convertible debenture (Note 4 (d))	(66,111)	-	-
Accretion on reclamation liabilities(Note 5)	195,272	172,105	158,713
Amortization	35,989	39,349	40,754
Future income taxes (recoveries)	(303,000)	171,000	(586,562)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(2,738,500)	(127,685)	182,175
Accounts payable and accruals	973,806	(182,549)	76,063
Income taxes payable	(49,070)	(5,326,034)	5,592,558
	(8,625,266)	(8,532,712)	(2,552,202)

Investing Activities
Mineral interests	(37,763,017)	(21,666,928)	(14,706,219)
Net proceeds on sale of Noche Buena project	10,179,708	-	30,842,488
Short-term deposits	(20,709,805)	21,893,464	(19,338,129)
Marketable securities	-	(224,932)	-
Long-term guaranteed investment	(11,000,000)	-	-
Reclamation deposits	-	(249,470)	(19,229)
Property and equipment	-	-	9,000
	(59,293,114)	(247,866)	(3,212,089)

Financing Activities
Issue of share capital	68,677,469	966,876	383,126

Net Cash Provided (Used for)	759,089	(7,813,702)	(5,381,165)

Cash and Cash Equivalents, Beginning of Year	285,280	8,098,982	13,480,147

Cash and Cash Equivalents, End of Year	$1,044,369	$285,280	$8,098,982
Supplementary Non-cash Investing Activities
Shares issued for mineral property acquisition	$-	$2,442,749	$-
Changes in Liabilities in Mineral Interests	$1,375,749	$1,910,668	$94,251
Unpaid Commissions on Sale of Noche Buena	$-	$-	$2,505,647

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements
At December 31, 2010 and 2009 and
For the Years Ended December 31, 2010, 2009 and 2008
(in Canadian dollars, except where noted)

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration and development stage. The ability of the Company to carry out its business plan rests with its ability to continue to secure equity financings and/or the sale or joint venture of its properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)	Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA and Minera Seabridge Gold SA de CV, a company incorporated in Mexico in 2006 to hold the Noche Buena project. The Mexican company and project were sold in December 2008 and certain residual interests were sold in 2010.  All significant inter-company transactions and balances have been eliminated.

b)	Mineral Interests
Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.  The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. The Company follows EIC-174 as described below.

The Emerging Issues Committee of the CICA issued EIC-174 – “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs.  EIC-174 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-174 also provides additional guidance for mining exploration enterprises on when an impairment test is required.

The Company reviews its mineral interests for impairment whenever events or changes in circumstances indicate that the carrying amount of the mineral interest may not be recoverable.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets through use or future disposition.

c)	Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle estimated obligations, estimated expected timing of cash flow payments required to settle the obligations and estimated credit-adjusted risk-free discount rates and inflation rates.  When estimates of obligations are revised the present value of the changes in obligations are recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset (see Note 5).

d)	Stock-based Compensation

The Company applies the fair value method for stock-based compensation and other stock-based payments.  Options are valued using the Black Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The resulting value is charged against income over the anticipated vesting period of the option (see Note 6(b)). The Company reviews estimated forfeitures of options on an ongoing basis.

e)	Property and Equipment
Property and Equipment are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

f)	Cash, Short-term Deposits and Long-term Guaranteed Investment
Cash, short-term deposits and long-term guaranteed investment consist of balances with banks and investments in money market instruments. These investments are carried at fair value. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase. The long-term guaranteed investment consists of investments with a term of one to two years.

g)	Marketable Securities
Short-term investments in marketable securities accounted for as available for sale securities are recorded at market value, which is also considered fair value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. Changes in market value of investments are recorded in Other Comprehensive Income net of related income taxes.

h)	Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year.  Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

i)	Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j)	Profit (Loss) Per Share
Basic profit (loss) per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive. In 2010, there were 1,215,000 options (2008 - 305,000) which were not included in the diluted profit per share as they would be anti-dilutive.  As the Company incurred a net loss for the year ended December 31, 2009, all outstanding options have been excluded from the calculation of diluted loss per share for that year.  The diluted weighted average number of common shares for the years ended December 31, 2010 and 2008 were as follows:

	2010	2008
Basic weighted average number of common shares outstanding	40,130,184	37,327,201
Incremental number of common shares on assumed exercise of stock options	953,463	540,419
Weighted average number of common shares used for diluted profit per share	41,083,647	37,867,620

k)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mineral interests, accrued liabilities and contingencies, valuation of stock options and calculations of future income tax assets.  Actual results could be materially different from those estimates.

l)	International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Institute of Chartered Accountants (the “CICA”) announced that Canadian Generally Accepted Accounting Principles “GAAP” for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The CICA announcement also stated that the IFRS to be used for financial statement purposes were those in effect as at December 31, 2011 and therefore the Company’s financial reporting for the first three quarters of 2011 and any public disclosures prior to December 31, 2011 will be based on the Company’s expectations of IFRS as at the subsequent date of December 31, 2011. While it is not expected that IFRS will change significantly prior to December 31, 2011, there is no assurance that IFRS will not change.

3.	CASH AND CASH EQUIVALENTS, SHORT-TERM DEPOSITS AND LONG-TERM GUARANTEED INVESTMENT

	2010	2009
Cash	$1,044,369	$285,280
Canadian bank guaranteed notes	29,711,963	9,002,158
Long-term guaranteed investment	11,000,000	-
	41,756,332	9,287,438
Short-term deposits	(29,711,963)	(9,002,158)
Long-term guaranteed investment	(11,000,000)	-
Cash and cash equivalents	$1,044,369	$285,280

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

Long-term guaranteed investment consists of a Canadian Schedule I bank guaranteed note with a term of two years to March 2012.

4.	MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2010
Property and Expense	Balance, December 31, 2009	Expenditures	Recoveries	Balance, December 31, 2010
Courageous Lake
Acquisition costs	$8,602,305	$670,188	$-	$9,272,493
Deferred exploration	13,801,955	8,953,605	-	22,755,560
	22,404,260	9,623,793	-	32,028,053
Castle Black Rock
Acquisition costs	-	-	-	-
Deferred exploration	241,641	40,253	-	281,894
	241,641	40,253	-	281,894
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	1,344,918	129,280	-	1,474,198
	3,606,217	129,280	-	3,735,497
Hog Ranch
Acquisition costs	-	-	-	-
Deferred exploration	679,797	-	(679,797)	-
	679,797	-	(679,797)	-
KSM
Acquisition costs	18,749,296	-	-	18,749,296
Deferred exploration	39,102,299	28,904,858	-	68,007,157
	57,851,595	28,904,858	-	86,756,453
Quartz Mountain
Acquisition costs	335,389	-	-	335,389
Deferred exploration	108,410	36,100	-	144,510
	443,799	36,100	-	479,899
Red Mountain
Acquisition costs	32,090	-	-	32,090
Deferred exploration	1,510,674	204,958	(1,108,496)	607,136
	1,542,764	204,958	(1,108,496)	639,226
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	3,959,823	222,420	-	4,182,243
	3,959,823	222,420	-	4,182,243
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	464,477	52,888	-	517,365
	484,477	52,888	-	537,365
Total
Acquisition costs	30,000,379	670,188	-	30,670,567
Deferred exploration	61,213,994	38,544,362	(1,788,293)	97,970,063
Total Mineral Interests	$91,214,373	$39,214,550	$(1,788,293)	$128,640,630

		2009
Property and Expense	Balance, December 31, 2008	Expenditures	Recoveries	Balance, December 31, 2009
Courageous Lake
Acquisition costs	$8,502,305	$100,000	$-	$8,602,305
Deferred exploration	13,405,841	396,114	-	13,801,955
	21,908,146	496,114	-	22,404,260
Castle Black Rock
Acquisition costs	140,426	-	(140,426)	-
Deferred exploration	375,669	45,988	(180,016)	241,641
	516,095	45,988	(320,442)	241,641
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	1,207,500	137,418	-	1,344,918
	3,468,799	137,418	-	3,606,217
Hog Ranch
Acquisition costs	443,838	-	(443,838)	-
Deferred exploration	833,480	2,479	(156,162)	679,797
	1,277,318	2,479	(600,000)	679,797
KSM
Acquisition costs	15,306,546	3,442,750	-	18,749,296
Deferred exploration	20,833,703	18,268,596	-	39,102,299
	36,140,249	21,711,346	-	57,851,595
Quartz Mountain
Acquisition costs	357,139	-	(21,750)	335,389
Deferred exploration	94,258	14,152	-	108,410
	451,397	14,152	(21,750)	443,799
Red Mountain
Acquisition costs	82,090	-	(50,000)	32,090
Deferred exploration	1,324,690	185,984	-	1,510,674
	1,406,780	185,984	(50,000)	1,542,764
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	3,448,080	511,743	-	3,959,823
	3,448,080	511,743	-	3,959,823
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	392,110	72,367	-	464,477
	412,110	72,367	-	484,477
Total
Acquisition costs	27,113,643	3,542,750	(650,014)	30,000,379
Deferred exploration	41,915,331	19,634,841	(336,178)	61,213,994
Total Mineral Interests	$69,028,974	$23,177,591	$(992,192)	$91,214,373

		2008
Property and Expense	Balance, December 31, 2007	Expenditures	Recoveries	Balance, December 31, 2008
Courageous Lake
Acquisition costs	$8,402,305	$100,000	$-	$8,502,305
Deferred exploration	12,688,309	717,532	-	13,405,841
	21,090,614	817,532	-	21,908,146
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	332,135	43,534	-	375,669
	472,561	43,534	-	516,095
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	1,100,279	107,221	-	1,207,500
	3,361,578	107,221	-	3,468,799
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	762,498	70,982	-	833,480
	1,206,336	70,982	-	1,277,318
KSM
Acquisition costs	15,306,546	-	-	15,306,546
Deferred exploration	10,008,860	10,824,843	-	20,833,703
	25,315,406	10,824,843	-	36,140,249
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	94,258	-	-	94,258
	451,397	-	-	451,397
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	1,028,530	296,160	-	1,324,690
	1,110,620	296,160	-	1,406,780
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	3,000,032	462,223	(14,175)	3,448,080
	3,000,032	462,223	(14,175)	3,448,080
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	322,925	69,185	-	392,110
	342,925	69,185	-	412,110
Noche Buena, Mexico
Acquisition costs	4,888,270	1,820,609	(6,708,879)	-
Deferred exploration	1,428,111	276,482	(1,704,593)	-
	6,316,381	2,097,091	(8,413,472)	-
Total
Acquisition costs	31,901,913	1,920,609	(6,708,879)	27,113,643
Deferred exploration	30,765,937	12,868,162	(1,718,768)	41,915,331
Total Mineral Interests	$62,667,850	$14,788,771	$(8,427,647)	$69,028,974

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	Courageous Lake
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project.  In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision was made at Courageous Lake, whichever occurred earlier (paid in February 2004).

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

b)	Castle Black Rock

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

In December 2009, the Company signed a letter of intent to sell the Castle Black Rock, Pacific Intermountain Gold and Other Nevada projects to Constitution Mining Corp. (“Constitution”).  The agreement closing was extended twice, until September 30, 2010 at which time Constitution advised the Company that it could not complete the agreement.

c)	Grassy Mountain
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

d)	Hog Ranch
In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties were established at US$15,000 payable on November 15, 2006; US$17,500 on November 15, 2007; and US$20,000 on November 15, 2008 and, each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, plus a 3.5% royalty on the gross proceeds from other metals.  40% of the production royalty may be purchased by the Company for US$2 million.

In February 2009, the Company signed a letter for an option of the Hog Ranch property to Icon Industries Ltd. (“ICON”).  The terms of the agreement required ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  In April 2009, the option agreement was closed and acceptance by the TSX Venture Exchange was received.  ICON issued the first one million shares and paid the $500,000. In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due. The amounts received are shown as recoveries against the cost of the mineral interest. The debenture is for 18 months with interest at 5% per annum and the principal and accumulated interest is convertible into common shares of ICON at the Company’s option at $0.30 per share.  The debenture is secured by ICON’s interest in the project.

On initial recognition, the convertible debenture value, in the amount of $525,000 was allocated between the debenture receivable ($385,000) and the related conversion option ($140,000) based on the fair value of the instruments.  The fair value of the conversion option was determined using the Black-Scholes option pricing model, using the ICON share price and its historical volatility, the conversion price and the expected life of the instruments.  The carrying value of the conversion option will be adjusted to fair value at each reporting period and any gain or loss will be recognized in the statement of operations at that time.  Also, the debenture receivable will be accreted to the face value of the debenture over its life and the related amount will be included on the statement of operations each reporting period.

At December 31, 2010, the fair value of the conversion option was recalculated based on current amounts and was revalued upwards by $486,500 to $626,500 and $66,111 was recorded for accretion of the debenture receivable.

e)	KSM (Kerr-Sulphurets-Mitchell)
In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The warrants were to become exercisable five years from the date each new ounce of gold resources was declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006 the fair value of warrants was estimated at $11,436,000 using a Black-Scholes option-pricing model, using a volatility of 60%, interest rate of 4% and expected life of 1.5 years.   Falconbridge also had a right of first refusal should the Company desire to sell all or any portion of its interest therein.  The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims consisting of 5,634 hectares mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

f)	Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on part of the Quartz Mountain property.  To earn a 50% interest in the project, the optionee must complete $500,000 in exploration expenditures by December 31, 2010 and issue 200,000 shares to the Company over the period of which 50,000 shares have been issued to December 31, 2010 and the remaining 150,000 shares were received subsequent to the end of 2010.  The amounts received are shown as recoveries against the cost of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

g)	Red Mountain
In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2010, the Company completed an independent update of the reclamation liabilities on the project and as a result the present value of the liabilities has been reduced by $1,108,496 which amount has been credited against the mineral property asset.

h)	Pacific Intermountain Gold Corporation
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.

In December 2009, the Company signed a letter of intent to sell the Castle Black Rock, Pacific Intermountain Gold and Other Nevada projects to Constitution Mining Corp. (“Constitution”).  The agreement closing was extended twice, until September 30, 2010 at which time Constitution advised the Company that it could not complete the agreement.

i)	Noche Buena, Mexico
In April 2006, the Company acquired 100% interest in the Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.

In December 2008, the Company sold the project for US$25 million ($30,842,000) in cash less a commission to the Company’s agent of $2,538,000.  A further US$5 million is payable by the purchaser upon commencement of commercial production from the property and a 1.5% net smelter royalty is payable on all production of gold sold for US$800 per ounce or greater.  In connection with the sale, the Company accrued income taxes amounting to $5,593,000 (approximately 60 million Mexican pesos) to the government of Mexico as at December 31, 2008, which amounts were paid in January 2009.

In December 2010, the Company sold its residual interests in the Noche Buena project for an amount of US$10.12 million ($10,179,708) and paid Mexican withholding taxes of $3,053,912.

5.	RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
The reclamation deposits consist of short-term investments or cash deposits held as security for either the governments in Canada or the United States to cover estimated reclamation liabilities on various exploration properties.

The balance in the provision for reclamation liabilities is as follows:

Amount
Balance at December 31, 2008	$1,998,988
Increase in reclamation liability	85,200
Accretion	172,105
Balance at December 31, 2009	2,256,293
Accretion	195,272
Reduction of reclamation liability	(1,108,496)
Balance at December 31, 2010	$1,343,069

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations, expected timing of cash flow payments required to settle the obligations between 2011 and 2020, credit-adjusted risk-free discount rates of 7.9% to 8.76% and an inflation rate of 2.0%.

In 2010, the Company completed an independent update of the reclamation liabilities on the Red Mountain project and as a result the present value of the liabilities has been reduced by $1,108,496 which amount has been credited against the mineral property asset.

6.	SHAREHOLDERS’ EQUITY

a) Share Capital
	Shares	Amount
Authorized
Unlimited number of common shares without par value Unlimited number of preference shares (none issued)

Issued – Common shares
Balance, December 31, 2007	37,297,885	$109,736,473
Issued during year
For cash, exercise of stock options	50,800	383,126
Value of warrants and stock options exercised	-	101,173
	50,800	484,299
Balance, December 31, 2008	37,348,685	110,220,772
Issued during year
For cash, exercise of stock options	175,000	966,876
Purchase of mineral property (Note 4 e))	75,000	2,442,749
Value of stock options exercised	-	396,732
	250,000	3,806,357
Balance, December 31, 2009	37,598,685	114,027,129
Issued during year
For cash, prospectus financing (see below)	2,875,000	62,708,409
For cash, exercise of stock options	581,500	5,969,060
Value of stock options exercised	-	2,279,586
	3,456,500	70,957,055
Balance, December 31, 2010	41,055,185	$184,984,184

On March 3, 2010, the Company closed a prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500 ($67,944,300). The agents received commission of 6.5% in cash or $4,416,379 and other expenses of the financing totalled $819,512.

Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2010.

The Company is not subject to externally imposed capital requirements.

b) Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options.  Option grants to directors and senior management prior to 2008 are subject to a two-tiered vesting policy.  Option grants to directors and senior management in 2008 and to directors in 2010 only vest when the Company enters into a significant transaction involving either its interest in the Courageous Lake project or the KSM project or the acquisition of a majority interest in the Company.  These vesting provisions were designed to better align option compensation with the interests of shareholders.  Grants to other employees and consultants do not have these provisions but generally vest immediately or in one year.

The two-tier option grants required a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price has met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested
January 2005	50,000	$ 4.00	$6, $9, $12	2005 and 2006
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007
August 2007	120,000	$29.60	$34, $37, $40	40,000 in 2008

The weighted average grant date fair value of the 405,000 options granted at an exercise price of $29.75 each during 2010 which were not subject to directors and management vesting provisions described above was $16.80 (2009 - $24.78, 2008 - $15.05).  The grant of these 405,000 options resulted in compensation costs totaling $6,802,785 compared to 55,000 options resulting in compensation of $579,190 during 2009 and 190,000 options resulting in compensation costs totaling $1,253,690 during 2008.  The 2010 options will vest over the period December 2010 to December 2011 and consequently $205,015 of the total compensation expense of the 2010 grants was expensed in 2010 and $6,597,770 will be expensed in 2011. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Dividend yield	Nil	Nil	Nil
Expected volatility	66%	76%	64%
Risk free rate of return	2.45%	1.5%	2.2%
Expected life of options	5 years	2.8 years	4.1 years

In addition to the 405,000 options granted in 2010 as stated above, 550,000 five year options were granted to directors in December 2010 at an exercise price of $29.75.  These options are subject to shareholders’ approval at the next meeting and would vest with the change of control on one of the Company’s two major projects (KSM and Courageous Lake) or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days.

The weighted average grant date fair value of the 120,000 two-tiered options granted during 2007 and approved by shareholders in June 2008 was $7.63.  The fair value of the options granted was estimated on the date of grant using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:
Dividend yield	Nil
Expected volatility	61%
Risk free rate of return	3.4%
Expected life of options	4.1 years

The estimated fair value of the 120,000 two-tiered options granted in 2007 amounted to $915,160.  In 2008, after the options were approved by shareholders and recorded as granted, the $34 per share vesting requirement had been met.  During 2010 $194,787 (2009 - $138,076, 2008 - $418,084) of this amount was expensed and the balance of $164,213 will be expensed over the remaining vesting period.

A summary of the status of the plans at December 31, 2010 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Value of Options
Outstanding, December 31, 2007	1,178,300	$11.62	$4,282,974
Granted to employees and consultants	190,000	15.05	436,463
Granted to directors and management	635,000	14.14	418,084
Exercised	(50,800)	(7.54)	(101,173)
Value of 2006 options vested	-	-	997,457
Outstanding, December 31, 2008	1,952,500	12.88	6,033,805
Granted to employees and consultants	55,000	24.78	614,143
Exercised	(175,000)	(5.53)	(396,732)
Expired	(20,000)	(25.10)	(106,515)
Value of 2007 options vested	-	-	867,324
Outstanding, December 31, 2009	1,812,500	13.60	7,012,025
Granted to employees and consultants	405,000	29.75	205,015
Granted to directors	550,000	29.75	-
Exercised	(581,500)	(10.26)	(2,279,586)
Expired	(15,000)	(28.70)	(157,440)
Value of 2008 and 2009 options vested	-	-	247,814
Outstanding, December 31, 2010	2,171,000	$21.67	$5,027,828

Shares	Options Vested	Exercise Price Per Share	Expiry Date
250,000	250,000	$ 10.56	January 4, 2011
30,000	30,000	$ 13.77	January 17, 2012
260,000	180,000	$ 29.60	August 8, 2012
30,000	30,000	$ 26.64	March 3, 2013
621,000	106,000	$ 10.54	December 4, 2013
25,000	25,000	$ 21.88	March 4, 2014
955,000	-	$ 29.75	December 20, 2015
2,171,000	621,000	$ 21.67

7.	RELATED PARTY TRANSACTIONS
a)
During the year, a private company controlled by a director of the Company was paid $38,100 (2009 - $39,000, 2008 - $14,800) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $440,000 (2009 - $200,000, 2008 - $250,000) for consulting services rendered.

c)	During the year, a third director was paid $16,300 (2009 - $18,200, 2008 - $16,600) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS
The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, long-term guaranteed investment, convertible debenture and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. The Company has a two year $11,000,000 bank guaranteed note (long-term guaranteed investment) with a Canadian Schedule 1 bank which matures in March 2012, again which management believes the risk of loss to be remote. The convertible debenture may be considered to have significant risk, but is not a major component of the Company’s assets and is secured by the Hog Ranch mineral property. Financial instruments included in amounts receivable and prepaid expenses consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2010, the Company had cash balances of $1,044,000 (December 31, 2009 - $285,000) for settling current liabilities of $3,769,000 (December 31, 2009 - $1,410,000). At December 31, 2010, the Company also had bank-guaranteed short-term deposits of $29,712,000 (2009 - $9,002,000) with maturities to December 2011, but are cashable in whole or in part with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. In December 2008 and 2010, the Company sold the Mexican property Noche Buena at a profit which attracted income taxes payable in Mexican pesos.  The income taxes were paid in January 2009 and in December 2010 and there is no further exposure to the Mexican peso currency.  Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Marketable Securities Risk
The Company has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns as well a $485,000 gold ETF.  The risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at December 31, 2010, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a year:

(i) Short term deposits are re-invested each 30 days to one year. The investments held at December 31, 2010 are one-year notes but are cashable in whole or in part with interest at any time to maturity.  Sensitivity to a plus or minus 0.25% change in rates would affect net loss by $75,000 on an annualized basis.

(ii) At December 31, 2010, the Company had net current liabilities in US dollars of $407,000, for which a 10% change in exchange rates, would affect net income by $41,000.

(iii) Price risk is remote since the Company is not a producing entity.

Fair Value Estimation
During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data

The Company’s financial assets measured at fair value, as at December 31, 2010, which include cash and cash equivalents, short-term deposits, long-term guaranteed investment and marketable securities are classified as Level 1.  The conversion option related to the convertible debenture is considered as Level 2.

9.	INCOME TAXES
Income taxes vary from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 31% (2009 – 33%, 2008 – 33.5%) as follows:

	2010	2009	2008

Statutory rate applied to profit (loss) for year	$1,950,098	$(1,487,498)	$5,124,052
Non deductible items	143,477	492,000	700,000
Tax on harmonization of federal/Ontario tax pools	-	171,000	-
Non taxable portion of capital gains	(179,814)	-	(3,331,754)
Difference in foreign tax rate	1,330,457	-	2,260,445
Loss not tax benefited	-	-	253,246
Valuation allowance	(493,306)	995,498	-
Reduction in valuation allowance	-	-	-
	$2,750,912	$171,000	$5,005,989

Significant components of the Company’s future tax assets and liabilities are as follows:

	2010	2009
Future income tax assets (liabilities)
Mineral interests	$(1,709,000)	$(3,785,000)
Accrued gain in other comprehensive income	(303,000)	-
Property and equipment	39,000	47,000
Share issue costs	1,047,000	9,000
Non capital losses	4,553,000	4,209,000
Provision for reclamation liabilities	370,000	602,000
Tax on harmonization of federal/Ontario tax pools	-	171,000
	3,997,000	1,253,000
Valuation allowance	(3,997,000)	(1,253,000)
Future income tax liabilities, net	$-	$-

A future tax asset of approximately $2,371,000 (2009 - $2,940,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $18,213,000 which expire in various years to 2030 as follows:

2014	$1,110,000
2015	1,091,000
2026	2,140,000
2027	3,160,000
2028	2,746,000
2029	2,873,000
2030	5,093,000
$18,213,000

The tax value of the non-capital losses is included in the future tax assets above.

10.	COMMITMENTS
The Company is committed to payments for an operating lease for business premises as follows:

2011	$ 113,000
2012	$ 38,000

11.	SUBSEQUENT EVENTS
a)
Subsequent to December 31, 2010, 300,000 stock options were exercised for proceeds to the Company of $3,263,900 and 200,000 five year stock options were granted to an officer at a price of $28.80, with 50,000 of the options vesting March 1, 2012 and the balance on March 1, 2013.